May 19, 2023

VIA EDGAR

Conlon Danberg

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Advanced Biomed Inc.

Amendment No.1 to Draft Registration Statement on Form S-1

Submitted March 6, 2023

CIK No. 0001941029

Dear Mr. Danberg,

Advanced Biomed Inc. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 17, 2023, relating to the above referenced Amendment No.1 to Draft Registration Statement on Form S-1 (“Amendment No.1 to Draft Registration Statement”). The Company is concurrently submitting a registration statement on Form S-1 (the “Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Amendment No.1 to Draft Registration Statement), all page references herein correspond to the page of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 6, 2023

Prospectus Summary

Overview, page 9

1.	We note your revisions in response to our prior comment 6 and reissue. Your disclosure on pages 9, 58 and 66 appears to indicate that the testing completed between July 17, 2019 and December 2021 was for your A+Pre, AC-1000 and A+SCDrop. However, you then present the results for A+LCGuard without mentioning the involvement of A+Pre, AC-1000 or A+SCDrop. Please revise to connect your statements about A+Pre, AC-1000 and A+SCDrop to the results of A+LCGuard. We also note that page 75 provides that the 123 case studies took place during the August 2020 – September 2022 timeframe. Please clarify what developmental tests and studies were conducted for each of your products, specify which products were tested in each of these studies, and when these studies each took place. Please also revise references to “clinic trials” and certain values “obtained through clinical trials” so as to not draw an inference to clinical trials as defined by the FDA and other comparable regulators. Revise to state explicitly that you have not conducted any clinical trials.

Response: We note the Staff’s comment and have revised the relevant disclosure to include the requested information and revised reference to “clinical trials” to show that we have not started the clinical trial for any of our products on pages 10, 61, 71, and 78 of the Registration Statement.

2.	We note your revisions in response to our prior comment 7 and reissue in part. Please disclose here the role of single cell targeting in CTC capturing. We also note your statement that you will need to “complete the registration application and obtain the corresponding license in accordance with the local regulations before engaging in commercial activities in the respective regions/countries” and that you have “applied for product registration in China in accordance with relevant Chinese laws and regulations.” For each of China, the U.S. and Europe, please disclose the governmental authority holding regulatory jurisdiction over the commercialization of your products and the regulatory requirements you must satisfy to receive licensure or approval, including the steps you have completed and those that remain to be completed. We note, for example, your statements that A+Cellscan chip has completed a “development plan” and “performance study,” A+SCDrop samples have been “produced for product registration,” your CTC identification and counting application is “ready for commercialization,” your A+LCGuard has completed a “prospective study” and your immunochromogenic kits “are ready to be transformed into commercialization.” Please disclose what each of these steps mean in the context of registering your products for licensure or approval. Finally, we note your statement that your “products and devices work together to achieve the designed result.” Please clearly state whether, if approved, your products could be sold individually, or whether they are only designed to work together and not with any third-party products.

Response: We note the Staff’s comment and have revised the disclosure to more accurately describe the functions of our products and provide detailed information on the product registration process and the applicable authorities in China, the U.S. and Europe throughout the Registration Statement.

3.	We note your response to prior comment 12 regarding permissions or approvals and reissue. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also identify your PRC counsel in the prospectus summary. Note that even if you disclose that you are not subject to any permissions or approvals you must still revise your summary to include the consequences to you and your offering if you: (i) inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We note the Staff’s comment and have revised the disclosure accordingly on page 3 of the Registration Statement.

4.	We note your response to our prior comment 13 and reissue. Please include disclosure in your prospectus summary that provides a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response: We note the Staff’s comment and have revised the disclosure accordingly on page 4 of the Registration Statement.

Commercialization Preparation, page 10

5.	We note your revisions in response to our prior comment 8 and reissue in part. Please disclose what the development plan and performance study for your A+CellScan entailed, the purpose of the development plan and performance study, and when each was completed. Please also discuss the pre-mass production test in more detail and what factors will need to be satisfied to achieve mass production.

Response: We note the Staff’s comment and have disclosed the requested information in Our Business section under “A+CellScan” and “Commercialization Preparation” on pages 75 and 78 of the Registration Statement, respectively. The “development plan” is a generic phrase we used to describe the designed functions of A+CellScan and has been replaced by more detailed descriptions.

6.	We note your revisions in response to our prior comment 14 and reissue in part. We note from your response that you “currently cooperate with Unimold Technology Inc. for small-scale trial produc”tion.” Please clearly disclose this information in your prospectus and describe the terms and parameters of this arrangement. To the extent that you have entered into any contracts with Unimold, please disclose the material terms of these agreements and file these agreements as exhibits to the Registration Statement.

Response: We note the Staff’s comment and have revised the disclosure to state that there is no formal cooperation agreement between Unimold and us, that each mold is made to order, and disclosed the material terms of the Non-Disclosure Agreement between Unimold and us on page 79 of the Registration Statement. The Non-Disclosure Agreement is filed with the Commission as an exhibit.

Competitive Strengths, page 11

7.	We note your revisions in response to our prior comment 16. Please revise to provide a basis for your statement that you are able to “complete the detection and analysis in a short period of time while ensuring the accuracy of the results and reducing the death number of targeted cells throughout the process.”

Response: We note the Staff’s comment and have disclosed the basis of our statement on page 13 of the Registration Statement.

8.	We note your revisions in response to our prior comment 10. Please revise the “Ready for Commercialization” label under your “Competitive Strengths” section to remove the implication that your products are ready to be commercialized, as none of your products have received the regulatory approvals necessary to commercialize them.

Response: We note the Staff’s comment and have revised the Competitive Strengths section accordingly on pages 13 and 80 of the Registration Statement.

Risks Factors

Risks Related to Doing Business in Taiwan

Advanced Biomed Taiwan does not currently own any trademark or patent, page 34

9.	We note your revisions in response to our prior comment 20 and reissue in part. Please disclose the material terms of your agreement with National Applied Research Laboratories in an appropriate section of your Business section. Please be sure to disclose the payment obligations of the agreement, the aggregate amounts paid or received to date under the agreement, the duration of the agreement, and any termination provisions.

Response: We note the Staff’s comment and have disclosed material terms of the agreement on page 78 of the Registration Statement.

Use of Proceeds, page 54

10.	We note your revisions in response to our prior comment 22 and reissue. Please disclose how far in the development process you estimate that the allocated proceeds from the offering will enable you to reach. For example, please indicate if you expect to be able to fully fund your clinical trial starting June 2023, complete the design and development of specific chips or finish building your laboratory without raising additional capital.

Response: We note the Staff’s comment and have revised the disclosure accordingly on page 56 of the Registration Statement.

Critical Accounting Policies and Estimates, page 61

11.	We note your response to comment 25. Your disclosures continue to indicate that your significant accounting estimates include the useful lives for property, plant and equipment and intangible assets, fair value of financial instruments, assumptions used in assessing right of use assets and goodwill, impairment of long-lived assets, property, plant and equipment, intangible assets and goodwill and uncertain tax position. However you only disclose a critical accounting policy related to goodwill. Please revise as necessary. As previously requested, please also revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Your expanded disclosures should address the risk related to using different assumptions and analyze their sensitivity to change based on outcomes that are deemed reasonably likely to occur. It does not appear that your additional disclosures related to goodwill address this. Refer to Item 303(b)(3) of Regulation S-K.

Response: We note the Staff’s comment and have revised the disclosure accordingly on pages 65-67 of the Registration Statement.

Business

Quality Control System, page 75

12.	We note your revisions in response to our prior comment 19. Please expand your Quality Control Section to disclose how you assess whether your products and processes adhere to the regulations subject to your Quality Control System.

Response: We note the Staff’s comment and have disclosed additional information related to our Quality Control System on page 78 of the Registration Statement.

Intellectual Property, page 77

13.	We note your revisions in response to our prior comment 29 and reissue in part. Please revise your table to disclose the expiration dates of all your granted and pending patents and provide a product candidate that each patent relates to or clarify any patents that are not associated with any of your product candidates. Please also revise to explain what a utility model is and specify the type of invention patent to the extent subtypes exist for such jurisdictions.

Response: We note the Staff’s comment and have revised the IP related disclosure accordingly on page 82 of the Registration Statement.

Regulations in the PRC

Registration and Filings of Medical Devices, page 84

14.	We note your response to our prior comment 31 and your statement on page 84: “As of the date of this prospectus, we have completed the filing for the Class I medical device. Our products are Class III medical devices and are required to conduct clinical trials before completing the registration process.” Please clarify for which device you completed the filing for as a Class I medical device and revise your summary to state that your products are Class III medical devices required to conduct clinical trials before completing the registration process.

Response: We note the Staff’s comment and have revised the disclosure accordingly on page 89 of the Registration Statement.

National Medical Insurance Program, page 87

15.	We note your revisions in response to our prior comment 32 and reissue in part. We note your intention to “make [y]our products covered by medical insurance programs in the future.” Please discuss how you anticipate reimbursement coverage and rates will be determined for your products, the applicable agency or agencies that will make such determinations in the PRC and the anticipated timeline for any such decisions. Please also include risk factor disclosure regarding risks and uncertainties around reimbursement coverage and rates, particularly with respect to the need to negotiate such terms with government entities in the PRC, and the impact that an inability to receive third-party payor coverage will have on your business. We note, for example, your statement on page 29 that “In the absence of guarantee and reimbursement from third-party payers and government departments, end users pay for their own expenses will use our products.”

Response: We note the Staff’s comment and have revised the disclosure to include more information and risk related to the National Medical Insurance Program on pages 92 and 31 of the Registration Statement, respectively.

Compensation of Directors and Executive Officers, page 103

16.	We note your response to our prior comment 33. Please disclose all of the information required by Item 402(m) of Regulation S-K with regard to your CFO. We also note your intention to supplementally file the employment agreements with the current management team. Please revise your exhibit index to include these employment agreements.

Response: We note the Staff’s comment and have disclosed the CFO’s compensation on page 108 of the Registration Statement.

Enforceability of Civil Liabilities, page 119

17.	We note your response to our prior comment 34. Please revise to state the jurisdiction where your Chairman of the Board is located and where the remaining directors are located, when available.

Response: We note the Staff’s comment and have revised the disclosure accordingly on page 124 of the Registration Statement. We will disclose the other directors’ information once available.

Note 1. Organization and Principal Activities, page F-7

18.	We note your response to comment 36. Please help us understand how you determined that the reorganization should be accounted for as a transaction under common control per the guidance of ASC 805. Specifically, please tell us how you determined that Dr. Yi Lu controlled both Advanced Biomed Inc. (Taiwan) as well as Advanced Biomed Inc. at the time of the transaction in July 2022. In this regard, we note that your disclosures on pages 48 and 105 indicate that Dr. Yi Lu only owned 33.54% of your outstanding shares of common stock. Please refer to the definition of control and guidance in ASC 805-50-15-6, ASC 805 20-20, and ASC 810-10-15-8. As previously requested, please also disclose the terms of the reorganization, including how many shares of common stock were exchanged as part of this transaction.

Response: We note the Staff’s comment and have revised our disclosure on page F-22 of the Draft Registration Statement to reflect terms of the reorganization and the percentage of shareholding owned by Dr. Yi Lu before and after the reorganization for our consideration that common control existed under ASC805.

Note 5. Goodwill, page F-13

19.

We note your response to comment 37.  Please address the following:

•             Please provide us with a comprehensive analysis as to how you determined that you acquired a business pursuant to ASC 805.  Refer to the ASC 805-10-55-3A through 55-9. As previously requested, please also specifically address the guidance in ASC 805-10-55-5A which states if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business;

•             As previously requested, please address what consideration you gave to providing financial statements of this entity pursuant to Rule 3-05 of Regulation S-X.  We remind you that the definition of a business in Rule 11-01(d) of Regulation S-X is different than that of a business pursuant to ASC 805; and

•             We note the pro forma information provided.  It is not clear if this was provided pursuant to ASC 805-10-50-2(h) or Article 11 of Regulation S-X.  We remind you that the pro forma financial information pursuant to Article 11 of Regulation S-X is different than the supplemental pro forma financial information required pursuant to ASC 805.  We also refer you to the preparation requirements outlined in Rule 11-02 of Regulation S-X for preparing the pro forma financial information under Article 11 of Regulation S-X.  This guidance addresses the periods to be presented as well as the specific columns that should be presented.

Response: We note the Staff’s comment and concluded the assets acquired and liabilities assumed did not meet the definition of a business as a limited number of inputs were acquired but no substantive processes were acquired. As such, the acquisition was accounted for as an asset purchase. Hence, we have revised the disclosures on page F-28 accordingly and removed the pro forma information previously provided as it is deemed not required.

Item 15. Recent Sales of Unregistered Securities, page II-2

20.	We note your revisions in response to our prior comment 38 and reissue in part. Please disclose the consideration paid by recipients of each issuance. Please also disclose these issues in your “Certain Relationships and Related Party Transactions” section or explain why you are not required to do so.

Response: We note the Staff’s comment and have revised the disclosure to include the consideration paid by recipients of each issuance and added in the related party transactions under “Certain Relationship and Related Party Transactions.”

Item 17. Undertakings, page II-3

21.	Please provide the all the appropriate undertakings required by Item 512 of Regulation S-K that apply to you. Specifically, it appears as if you are missing Item 512(a)(6) and that you are subject to Rule 430A of the Securities Act and must provide the undertakings required by Item 512(i). Please revise or advise.

Response: We note the Staff’s comment and have added the missing undertakings to the Registration Statement on pages II-2 and II-3 of the Registration Statement.

Exhibits

22.	Please revise to file the advisory agreements described on page 79 pursuant to Item 601(b)(10) of Regulation S-K.

Response: We note the Staff’s comment and have filed the advisory agreement as exhibits.

General

23.	We note your statements that you have signed contracts with a Contract Research Organization and with the Taiwan Semiconductor Center of the National Research Institute. We also note the Investor Agreements with Hanyu Assets Co., Ltd. and Newlink Technology, Inc. and the Debt-for-Equity Exchange Agreement that the Company entered into with certain shareholders on June 30, 2022. Please provide the material terms of these agreements within an appropriate section of your prospectus and file the agreements pursuant to Item 601(b)(10) of Regulation S-K, or otherwise explain why you are not required to do so.

Response: We note the Staff’s comment and have disclosed materials terms of these agreements on page 110 of the Registration Statement. These agreements have been filed as exhibits with the Commission.

24.	We note your response to our prior comment 21 and your removal of the statement in the Risk Factors that you need foreign investment approval from the Bureau of Economic Development of Tainan City Government in accordance with the Taiwan Company Act. Your disclosure elsewhere still includes this disclosure. Please remove these statements or advise.

Response: We note the Staff’s comment and have revised the Registration Statement to reflect that the Company has obtained necessary approval from the Bureau of Economic Development of Tainan City Government on page 14 of the Registration Statement.

25.	We note your disclosure that you believe you are not subject to the Overseas Listing Trial Measures. We also note your disclosure on page 38 that “[b]ased on the advice of PRC counsel and [y]our understanding of currently applicable PRC laws and regulations, [y]our registered public offering in the U.S. is not subject to the review or prior approval of the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”).” Please clarify whether you relied on the advice of counsel in making the determination that you are not subject to the Overseas Listing Trial Measures. If you did not consult counsel in making this determination, please tell us how you reached this determination, and explain why you did not obtain the advice of counsel.

Response: We note the Staff’s comment and have changed the disclosure on page 3 of the Registration Statement to state that we are subject to the Overseas Listing Trial Measures based on our PRC counsel’s advice.

26.	We note your response to our prior comment 40. Please explain why this tax disclosure includes references to the Cayman Islands and Cayman Islands counsel.

Response: We note the Staff’s comment and have removed inapplicable disclosures from the Registration Statement.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Hung To Pau
Hung To Pau, Ph.D.
Chief Executive Officer

cc:
Fang Liu, Esq. VCL Law LLP